UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCURA PALEY SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 FIFTH AVENUE , 15TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO., CPAs. P.C.
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARC PALEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCURA PALEY SECURITIES LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

Notary Public

WILLIAM H. JOSEPH
Notary Public, State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires August 29, 19
2/28/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCURA PALEY SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2016

SCURA PALEY SECURITIES LLC

CONTENTS



GRASSI & CO.

Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Managing Member
of Scura Paley Securities LLC

We have audited the accompanying statement of financial condition of Scura Paley Securities LLC (a Delaware corporation) as of December 31, 2016. This financial statement is the responsibility of Scura Paley Securities LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Scura Paley Securities LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 28, 2017

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ■ Fax (212) 755-6748

Offices:
New York, NY
Jericho, NY

Park Ridge, NJ
Scarsdale, NY
Ronkonkoma, NY

SCURA PALEY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash	$	235,025
Fees receivable		553,552
Property and equipment, net		18,247
Prepaid expenses		56,337
TOTAL ASSETS	$	863,161

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	349,221
Accrued expenses		149,615
TOTAL LIABILITIES		498,836
MEMBER'S EQUITY		364,325
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	863,161

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Scura Paley Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in December 2001 under the laws of the State of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. The Company also operates under the name AXIO Financial, which engages in the marketing of investments to other Broker-Dealers and SEC registered investment advisors. The Company operates out of three offices, located in New York City, Miami, and Toronto.

The Company is wholly owned by Scura Paley & Company LLC (the "Parent"), an investment banking firm located in New York City.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Furniture and fixtures	7 years
Leasehold improvements	Lease term
Computer equipment	7 years

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

The Company's Parent files income tax returns in the U.S. federal, state and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2013. The years 2013 to 2015 remain subject to examination by taxing authorities.

The accompanying notes are an integral part of this financial statement.

Note 2 - <u>Summary of Significant Accounting Policies (continuing)</u>

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Note 3 - <u>Concentrations</u>

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $70,026, which exceeded its requirement by $20,026. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2016, this ratio was 7.1235 to 1.

The Company is exempt from the provisions of 17 C.F.R. §15c3-3(k) of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and k(2)(ii)of the Rule.

Note 5 - <u>Property and Equipment</u>

Property and equipment, net at December 31, 2016 are summarized as follows:

Furniture and fixtures	$	24,850
Computer equipment		12,827
Leasehold improvements		16,545
		54,222
Less: Accumulated depreciation and amortization		35,975
	$	18,247

The accompanying notes are an integral part of this financial statement.

Note 6 - Commitments

The Company is obligated under a lease agreement for office space expiring April 30, 2021. The future rent commitment under this arrangement is as follows:

Years Ending December 31:

2017	$	365,122
2018		342,807
2019		383,606
2020		393,196
2021		66,069
	$	1,550,800

Note 7 – Related Party Events

One of the prime owners has a financial interest in several companies that provided services to the Company. During the year, the Company paid a total of $1,219,217 for various services.

Note 8 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2016 through the date of this financial statement, which is the date that the financial statement was available to be issued. During this period, there were no material subsequent events requiring disclosure.

The accompanying notes are an integral part of this financial statement.